JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Strategic

RECEIVED
2004 NOV 15 A 9:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

4th November 2004
For immediate release

SUPPL

Jardine Cycle & Carriage Limited
Third Quarter 2004 Financial Statements and Dividend Announcement

04046152

The following press release was issued today by the Company's 59%-owned subsidiary, Jardine Cycle & Carriage Limited.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Kennes Young (852) 2501 7987

dw 11/17

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Incorporated in Bermuda with limited liability

Jardine Cycle & Carriage

Jardine Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930
Tel (65) 6473 3122 Fax (65) 6475 7088
corporate.affairs@jcclgroup.com

Press Release

4 November 2004

www.jcclgroup.com

JARDINE CYCLE & CARRIAGE LIMITED
THIRD QUARTER 2004 FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

Highlights

- Good performance continues
- Shareholding in Astra now 45%
- Astra and Standard Chartered successful bidders for Bank Permata
- MCL Land to purchase US$99 million development site

"The strong earnings growth of the nine months is expected to slow down, but the outlook for the full year remains satisfactory."

Anthony Nightingale, *Chairman*
4 November 2004

Group Results

	Nine months ended 30 September				
	2004 US$m	Restated 2003 US$m	*Change %*	**2004 S$m**	*Change %*
Revenue	**1,007**	1,188	*- 15*	**1,716**	*- 17*
Profit after tax	**245**	185	*33*	**417**	*29*
Underlying profit attributable to Shareholders	**202**	148	*37*	**345**	*34*
Profit attributable to shareholders	**239**	178	*34*	**408**	*31*
	US¢	US¢		**S¢**	
Underlying earnings per share	**61.34**	53.93	*14*	**104.5**	*11*
Earnings per share	**72.56**	65.07	*12*	**123.6**	*9*
	At 30.9.04 US$m	At 31.12.03 US$m		**At 30.9.04 S$m**	
Shareholders' funds	**1,175.4**	992.9	*18*	**1,988.1**	*18*
	US$	US$		**S$**	
Net asset value per share	**3.54**	3.02	*17*	**5.98**	*16*

The exchange rate of US$1=S$1.6915 (31.12.2003: US$1=S$1.7010) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.7038 (30.9.2003: US$1=S$1.7484) was used for translating the results for the nine months.

The results for the nine months ended 30 September 2004 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The unaudited financial results for the period ended 30 September 2003 have been restated to comply with IFRS. These results were not audited nor reviewed by the Auditors.

The financial results for the year ended 31 December 2003 were audited in accordance with the Singapore Auditing Standards.

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CHAIRMAN'S STATEMENT

Overview

Jardine Cycle & Carriage continued its good performance for the nine months of 2004 with an increased contribution from Astra being the main driving force behind growth.

Performance

The Group's underlying profit after tax and minorities for the first nine months of 2004 increased by 37% to US$202 million, exceeding the full year result for 2003. Year-to-date underlying earnings per share increased by 14% to US¢61.34, a lower growth rate due to the increased share capital following the rights issue in September 2003.

Net profit rose 34% to US$239 million supported by the exceptional gains on the sale of the New Zealand motor operations and the sale by Astra of telecom and mining interests, partly offset by a property write-down in MCL Land.

Sustained consumer demand in Indonesia and an increase in the Group's shareholding led to Astra increasing its contribution to underlying profit by 50% to US$163 million, despite there being no further contribution from the Toyota manufacturing operation.

In the eight months to end-August, the Indonesian market for motor cars increased by 29% to 303,297 units and for motorcycles by 42% to 2.8 million units. Astra's motor car market share for July and August, however, was impacted by the runout of the Toyota Kijang ahead of the launch of the Kijang Innova in September and its market share for motorcycles declined due to competition and capacity constraints. Nevertheless, the buoyant motor vehicle markets boosted profits from the Astra Honda Motors joint venture, Astra's retail outlets and its financial services operations. Astra Agro Lestari also benefited from improved yields and strong palm oil prices during the period under review.

Underlying profit from the Group's other motor interests was 7% lower at US$28 million as 2003 had the benefit of a writeback of warranty provisions no longer required in Australia. Apart from this, profit growth in Singapore and the recent addition of the stake in Tunas Ridean in Indonesia offset the negative effects of margin pressures and unfavourable exchange rates in Malaysia and a lack of contribution from the New Zealand business following its disposal.

The underlying profit from property grew by 25% to US$19 million due to a higher contribution from The Warren and The Yardley development projects in MCL Land. Income from its investment properties declined following the sale of further units of Juniper at Ardmore.

The Group's consolidated net debt has decreased from US$204 million since the year end to US$146 million despite the purchase of further Astra shares, due mainly to higher operating profit and proceeds from the sale of the New Zealand operations and Menara Weld.

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Underlying profit for the third quarter was US$73 million, a growth of 35% due to Astra's strong performance. Net profit for the quarter, which included the gain on sale by Astra of a coal mine, grew by 15% to US$87 million.

The Board does not propose to declare an interim dividend for the three months ended 30 September 2004.

Developments

The Group has acquired further shares in Astra, increasing its interest by 3% to 45% since the half year at a cost of US$107 million.

The Group's shareholding in CCB has now been increased to 59% following Malaysian FIC approval for the acquisition of the further 12% stake mentioned in the last report.

MCL Land's offer for the en-bloc purchase of Maryland Point for US$99 million was accepted by the majority of owners, although remains subject to approval from the Strata Title Board and the Controller of Residential Property. It is proposed to develop a high-rise condominium of around 400 units.

The partnership of Astra and Standard Chartered PLC has been successful in a joint bid to acquire a controlling interest of 51% in PT Bank Permata from the Indonesian Government's state-owned management company, PT Perusahaan Pengelola Aset. Subject to the required regulatory procedures, it is anticipated that the acquisition will complete around 11 November 2004.

Prospects

The strong earnings growth of the nine months is expected to slow down, but the outlook for the full year remains satisfactory.

Anthony Nightingale
Chairman
4 November 2004

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Jardine Cycle & Carriage Limited
Consolidated Profit and Loss Account

	Note	Three months ended 30.9.04 US$m	30.9.03 US$m	Change %	Nine months ended 30.9.04 US$m	30.9.03 US$m	Change %
Continuing operations							
Revenue		**282.6**	369.7	- 24	**915.0**	1,053.3	- 13
Cost of sales		**(248.7)**	(334.8)	- 26	**(805.6)**	(949.4)	- 15
Group profit		**33.9**	34.9	- 3	**109.4**	103.9	5
Other operating income		**5.9**	2.3	157	**13.4**	6.1	120
Selling and distribution expenses		**(16.6)**	(16.8)	- 1	**(47.1)**	(56.9)	- 17
Administrative expenses		**(8.8)**	(9.6)	- 8	**(29.0)**	(27.0)	7
Other operating expenses		**(0.9)**	(3.2)	-72	**0.1**	0.7	-86
Operating profit		**13.5**	7.6	78	**46.8**	26.8	75
Net financing charges		**(0.4)**	(0.3)	33	**(1.1)**	(5.5)	- 80
Share of associates' and joint ventures' results		**78.0**	70.6	10	**195.5**	165.6	18
Profit before tax		**91.1**	77.9	17	**241.2**	186.9	29
Tax		**(4.0)**	(4.7)	- 15	**(11.7)**	(8.1)	44
Profit after tax from continuing operations		**87.1**	73.2	19	**229.5**	178.8	28
Discontinuing operations							
Profit before tax		**4.6**	4.7	- 2	**18.1**	8.9	103
Tax		**(0.9)**	(0.8)	13	**(2.6)**	(3.1)	- 16
Profit after tax from discontinuing operations	9	**3.7**	3.9	- 5	**15.5**	5.8	167
Profit after tax for the period		**90.8**	77.1	18	**245.0**	184.6	33
Profit attributable to:							
Shareholders		**87.1**	75.5	15	**239.3**	178.1	34
Minority interests		**3.7**	1.6	131	**5.7**	6.5	- 12
Net profit		**90.8**	77.1	18	**245.0**	184.6	33
Earnings per share:	6						
- basic		**26.21**	26.07	1	**72.56**	65.07	12
- fully diluted		**26.16**	26.01	1	**72.45**	64.93	12

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Jardine Cycle & Carriage Limited
Consolidated Balance Sheet

	Note	At 30.9.04 US$m	At 31.12.03 US$m
Non-current assets			
Property, plant and equipment		**61.7**	70.8
Investment properties		**43.4**	231.8
Leasehold land payments		**24.1**	15.4
Interests in associates and joint ventures		**826.7**	583.1
Deferred tax assets		**2.7**	1.9
Non-current investments		**22.9**	23.8
Other non-current assets		**0.5**	1.2
Negative goodwill		**-**	(14.1)
		982.0	913.9
Current assets			
Development properties for sale		**351.0**	339.6
Stocks		**124.4**	177.6
Debtors		**130.4**	171.9
Current tax assets		**3.3**	2.3
Short term investment		**-**	1.7
Bank and other liquid funds		**67.7**	119.2
		676.8	812.3
Non-current assets classified as held for sale	9	**124.7**	-
		801.5	812.3
Total assets		**1,783.5**	1,726.2
Non-current liabilities			
Borrowings due after one year	7	**47.8**	63.3
Deferred tax liabilities		**13.3**	8.3
Non-current provisions		**-**	5.9
Other non-current liabilities		**5.6**	4.2
		66.7	81.7
Current liabilities			
Creditors		**121.5**	126.1
Provisions		**19.8**	20.5
Current tax liabilities		**15.2**	15.5
Borrowings due within one year	7	**165.7**	259.8
		322.2	421.9
Liabilities associated with non-current assets classified as held for sale	9	**2.5**	-
		324.7	421.9
Total liabilities		**391.4**	503.6
Net assets		**1,392.1**	1,222.6
Financed by:			
Share capital and reserves			
Share capital		**182.9**	180.4
Share premium		**251.2**	239.9
Fair value and other reserves		**14.4**	13.5
Revenue reserve		**726.9**	559.1
Shareholders' funds		**1,175.4**	992.9
Minority interests		**216.7**	229.7
		1,392.1	1,222.6
Net asset value per share		**US$3.54**	US$3.02

Company No. 196900092R
A member of the Jardine Matheson Group

Jardine Cycle & Carriage Limited

Consolidated Statement of Changes in Equity for the three months ended 30 September

	Attributable to shareholders					Minority interests	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
2004							
Balance at 1 July							
- as previously reported	180.7	240.6	14.4	625.0	1,060.7	224.9	1,285.6
- share of associate's effect of adopting IFRS3	-	-	-	0.5	0.5	-	0.5
- as restated	180.7	240.6	14.4	625.5	1,061.2	224.9	1,286.1
Revaluation surplus	-	-	-	-	-	(0.1)	(0.1)
Fair value gain, net of tax							
- available for sale investments	-	-	-	-	-	(0.1)	(0.1)
Share of associate's dilution of interest in investments	-	-	-	0.4	0.4	-	0.4
Translation difference	-	-	-	19.3	19.3	2.4	21.7
Net loss not recognised in profit and loss account	-	-	-	19.7	19.7	2.2	21.9
Profit for the financial period	-	-	-	87.1	87.1	3.7	90.8
Total recognised gain for the financial period	-	-	-	106.8	106.8	5.9	112.7
Dividends (net)	-	-	-	(5.3)	(5.3)	(0.4)	(5.7)
Issue of shares	2.2	10.6	-	-	12.8	(0.1)	12.7
Disposal/acquisition of subsidiaries	-	-	-	-	-	(13.7)	(13.7)
Change in attributable interest	-	-	-	(0.1)	(0.1)	0.1	-
Balance at 30 September	182.9	251.2	14.4	726.9	1,175.4	216.7	1,392.1
2003							
Balance at 1 July	130.9	143.0	14.8	458.6	747.3	187.1	934.4
Reserves realised on disposal of properties	-	-	(2.1)	2.1	-	-	-
Fair value gain, net of tax							
- available for sale investments	-	-	1.0	-	1.0	-	1.0
Translation difference	-	-	-	2.6	2.6	3.3	5.9
Net gain/(loss) not recognised in profit and loss account	-	-	(1.1)	4.7	3.6	3.3	6.9
Profit for the financial period	-	-	-	75.5	75.5	1.6	77.1
Total recognised gain/(loss) for the financial period	-	-	(1.1)	80.2	79.1	4.9	84.0
Dividends (net)	-	-	-	(4.4)	(4.4)	(2.4)	(6.8)
Issue of shares	49.2	96.5	-	-	145.7	0.1	145.8
Balance at 30 September	180.1	239.5	13.7	534.4	967.7	189.7	1,157.4

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Consolidated Statement of Changes in Equity for the nine months ended 30 September

	Attributable to shareholders					Minority interests	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
2004							
Balance at 1 January							
- as previously reported	180.4	239.9	13.5	559.1	992.9	229.7	1,222.6
- effect of adopting IFRS 3	-	-	-	14.1	14.1	-	14.1
- share of associate's effect of adopting IFRS 3	-	-	-	0.8	0.8	-	0.8
- as restated	180.4	239.9	13.5	574.0	1,007.8	229.7	1,237.5
Revaluation surplus	-	-	1.6	-	1.6	0.1	1.7
Fair value gain, net of tax - available for sale investments	-	-	(0.8)	-	(0.8)	(0.2)	(1.0)
Share of associate's dilution of interest in investments	-	-	-	(4.9)	(4.9)	-	(4.9)
Translation difference	-	-	-	(57.7)	(57.7)	0.9	(56.8)
Net gain/(loss) not recognised in profit and loss account	-	-	0.8	(62.6)	(61.8)	0.8	(61.0)
Profit for the financial period	-	-	-	239.3	239.3	5.7	245.0
Total recognised gain for the financial period	-	-	0.8	176.7	177.5	6.5	184.0
Dividends (net)	-	-	-	(24.0)	(24.0)	(5.6)	(29.6)
Issue of shares	2.5	11.3	-	-	13.8	-	13.8
Fair value of share options not yet vested	-	-	0.4	-	0.4	-	0.4
Disposal/acquisition of subsidiaries	-	-	(0.3)	0.3	-	(14.0)	(14.0)
Change in attributable interest	-	-	-	(0.1)	(0.1)	0.1	-
Balance at 30 September	182.9	251.2	14.4	726.9	1,175.4	216.7	1,392.1
2003							
Balance at 1 January	130.6	142.2	12.3	333.5	618.6	190.2	808.8
Revaluation surplus	-	-	0.6	-	0.6	-	0.6
Reserves realised on disposal of properties	-	-	(2.1)	2.1	-	-	-
Fair value gain, net of tax - available for sale investments	-	-	2.9	-	2.9	-	2.9
Share of associate's dilution of interest in investments	-	-	-	(0.1)	(0.1)	-	(0.1)
Translation difference	-	-	-	38.1	38.1	1.5	39.6
Net gain not recognised in profit and loss account	-	-	1.4	40.1	41.5	1.5	43.0
Profit for the financial period	-	-	-	178.1	178.1	6.5	184.6
Total recognised gain for the financial period	-	-	1.4	218.2	219.6	8.0	227.6
Dividends (net)	-	-	-	(17.3)	(17.3)	(8.5)	(25.8)
Issue of shares	49.5	97.3	-	-	146.8	0.1	146.9
Acquisition of additional shares in a subsidiary	-	-	-	-	-	(0.1)	(0.1)
Balance at 30 September	180.1	239.5	13.7	534.4	967.7	189.7	1,157.4

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Jardine Cycle & Carriage Limited
Company Balance Sheet

	At 30.9.04 US$m	At 31.12.03 US$m
Non-current assets		
Property, plant and equipment	0.8	0.9
Interests in subsidiaries	460.0	477.5
Interests in associates	23.1	22.9
	483.9	501.3
Current assets		
Amount owing by subsidiaries	705.8	595.0
Amount owing by associates	10.2	10.6
Debtors	0.8	0.7
Short term investment	-	0.1
Bank and other liquid funds	0.8	36.1
	717.6	642.5
Total assets	1,201.5	1,143.8
Non-current liabilities		
Borrowings due after one year	5.6	5.6
Deferred tax liabilities	0.4	0.4
	6.0	6.0
Current liabilities		
Amount owing to subsidiaries	60.1	37.1
Creditors	5.5	3.8
Dividend payable	5.6	-
Current tax liabilities	0.9	1.2
Borrowings due within one year	125.6	137.3
	197.7	179.4
Total liabilities	203.7	185.4
Net assets	997.8	958.4
Financed by:		
Share capital and reserves		
Share capital	182.9	180.4
Share premium	251.2	239.9
Share option reserve	0.4	-
Revenue reserve	563.3	538.1
Shareholders' funds	997.8	958.4
Net asset value per share	US$3.00	US$2.92

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Company Statement of Changes in Equity for the three months ended 30 September

	Share capital US$m	Share premium US$m	Share option reserve US$m	Revenue reserve US$m	Total US$m
2004					
Balance at 1 July	180.7	240.6	0.4	552.5	974.2
Translation difference	-	-	-	14.6	14.6
Profit attributable to shareholders	-	-	-	1.5	1.5
Total recognised gain for the financial period	-	-	-	16.1	16.1
Dividends (net)	-	-	-	(5.3)	(5.3)
Issue of shares	2.2	10.6	-	-	12.8
Balance at 30 September	182.9	251.2	0.4	563.3	997.8
2003					
Balance at 1 July	130.9	143.0	-	413.6	687.5
Translation difference	-	-	-	13.0	13.0
Profit attributable to shareholders	-	-	-	11.2	11.2
Total recognised gain for the financial period	-	-	-	24.2	24.2
Dividends (net)	-	-	-	(4.4)	(4.4)
Issue of shares	49.2	96.5	-	-	145.7
Balance at 30 September	180.1	239.5	-	433.4	853.0

Company Statement of Changes in Equity for the nine months ended 30 September

	Share capital US$m	Share premium US$m	Share option reserve US$m	Revenue reserve US$m	Total US$m
2004					
Balance at 1 January	180.4	239.9	-	538.1	958.4
Translation difference	-	-	-	5.6	5.6
Profit attributable to shareholders	-	-	-	43.6	43.6
Total recognised gain for the financial period	-	-	-	49.2	49.2
Dividends (net)	-	-	-	(24.0)	(24.0)
Issue of shares	2.5	11.3	-	-	13.8
Fair value of share options not yet vested	-	-	0.4	-	0.4
Balance at 30 September	182.9	251.2	0.4	563.3	997.8
2003					
Balance at 1 January	130.6	142.2	-	364.3	637.1
Translation difference	-	-	-	4.7	4.7
Profit attributable to shareholders	-	-	-	81.7	81.7
Total recognised gain for the financial period	-	-	-	86.4	86.4
Dividends (net)	-	-	-	(17.3)	(17.3)
Issue of shares	49.5	97.3	-	-	146.8
Balance at 30 September	180.1	239.5	-	433.4	853.0

	Note	Three months ended 30.9.04 US$m	Three months ended 30.9.03 US$m	Nine months ended 30.9.04 US$m	Nine months ended 30.9.03 US$m
Cash flows from operating activities	8	**5.7**	100.6	**103.1**	139.9
Cash generated from operations					
Interest paid		**(1.1)**	(2.6)	**(4.5)**	(12.4)
Interest received		**-**	1.1	**1.9**	2.5
Other finance costs paid		**-**	(0.1)	**(0.1)**	(0.7)
Income tax paid		**(3.8)**	(2.1)	**(11.6)**	(5.8)
		(4.9)	(3.7)	**(14.3)**	(16.4)
Net cash flows from operating activities		**0.8**	96.9	**88.8**	123.5
Cash flows from investing activities					
Sale of property, plant and equipment		**0.1**	1.0	**3.7**	1.6
Sale of shares in associates		**-**	-	**5.6**	-
Sale of other investment		**-**	(0.1)	**1.7**	2.8
Proceeds from sale of subsidiaries, net of cash disposed		**2.2**	9.6	**47.3**	9.6
Proceeds from sale of investment properties		**1.8**	4.2	**44.9**	6.1
Purchase of property, plant and equipment		**(9.3)**	(2.7)	**(16.2)**	(7.1)
Purchase of shares in subsidiaries		**(11.0)**	-	**(11.0)**	(0.1)
Purchase of shares in associates		**-**	(24.2)	**(142.6)**	(120.7)
Distribution of excess cash to minority shareholders		**(0.1)**	-	**(0.3)**	-
Dividends received from associates		**33.5**	2.2	**33.8**	10.1
Net cash flows from/(used in) investing activities		**17.2**	(10.0)	**(33.1)**	(97.7)
Cash flows from financing activities					
Proceeds from issue of shares		**0.6**	136.1	**1.6**	137.2
External loans		**(112.3)**	(124.5)	**(95.5)**	(117.2)
Loan to minority shareholders		**-**	(2.1)	**-**	(2.1)
Investment by minority shareholders		**0.2**	0.1	**0.3**	0.1
Dividends paid		**(6.5)**	(7.7)	**(6.5)**	(7.7)
Dividends paid to minority shareholders		**(0.4)**	(4.8)	**(5.6)**	(10.9)
Net cash flows used in financing activities		**(118.4)**	(2.9)	**(105.7)**	(0.6)
Net change in cash and cash equivalents		**(100.4)**	84.0	**(50.0)**	25.2
Cash and cash equivalents at the beginning of the period		**166.8**	23.2	**116.1**	81.9
Effect of exchange rate changes		**(0.5)**	0.6	**(0.2)**	0.7
Cash and cash equivalents at the end of the period		**65.9**	107.8	**65.9**	107.8

1 Basis of preparation

The financial statements of the Group and the Company had previously been prepared in accordance with the Singapore Statements of Accounting Standard ("SAS"). Pursuant to the Singapore Companies (Amendment) Act 2002, with effect from financial year commencing on or after 1 January 2003, Singapore-incorporated companies are required to prepare and present their statutory accounts in accordance with the Singapore Financial Reporting Standards ("FRS"). During the previous financial year, the Accounting and Corporate Regulatory Authority (previously Registrar of Companies and Businesses) approved the Company's application for an exemption from compliance with the FRS on the condition that disclosures are made to reconcile the differences between the accounting treatment for investment properties under FRS 25 Accounting for Investments and IAS 17 Leases and IAS 40 Investment Property. These disclosures are set out in Note 3.

The accounting policies used are consistent with those set out in the 2003 audited accounts which were prepared in accordance with the International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") issued by the International Accounting Standards Board and related interpretations issued by the International Financial Reporting Interpretation Committee.

There are no changes in those accounting policies except that the Group and the Company have adopted the following IFRSes and revised IASes in 2004 in advance of their effective dates:

IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 4	Insurance Contracts
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
IAS 36 (revised 2004)	Impairment of Assets
IAS 38 (revised 2004)	Intangible Assets
IAS 39 (revised 2004)	Financial Instruments: Recognition and Measurement

The effect of adopting IFRS 2 Share-based Payment is to reduce profit attributable to shareholders in the nine months by US$0.4 million while the effect of adopting IFRS 3 Business Combinations is to increase shareholders' funds as at 1 January 2004 by US$14.9 million and to increase profit attributable to shareholders in the nine months by US$1.9 million. The adoption of the other IFRSes and IASes have no impact on shareholders' funds and profit attributable to shareholders.

The financial statements of the Group and the Company had until 31 December 2002 been prepared in accordance with SAS. SAS differs in certain respects from IFRS. When preparing the Group's and the Company's 2003 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the SAS financial statements to comply with IFRS. The comparative figures in respect of 2003 were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of the transition from SAS to IFRS on the Group's and the Company's balance sheets and profit and loss are set out in Note 2.

The financial statements of the Group and the Company were previously presented in Singapore dollars, but with effect from the financial statements for the year ended 31 December 2003, have been presented in United States dollars. The comparative figures in respect of 2003 were restated to reflect the change in presentation currency. The exchange rate of US$1=S$1.6915 (31.12.2003: US$1=S$1.7010) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.7038 (30.9.2003: US$1=S$1.7484) was used for translating the results for the nine months.

2 Effect of transition from SAS to IFRS

(a) Reconciliation of Consolidated Balance Sheet at 1 January 2003 and 30 September 2003

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
At 1 January 2003					
Property, plant and equipment	(i)	119.8	69.0	3.1	72.1
Leasehold land payments	(ii)	-	-	9.8	9.8
Interests in associates and joint ventures	(iii)	501.5	289.0	18.6	307.6
Debtors	(iv)	379.6	218.8	0.1	218.9
Creditors	(iv)	(219.0)	(126.2)	(2.1)	(128.3)
Deferred tax assets/(liabilities)	(v)	2.0	1.1	(3.7)	(2.6)
Other non-current liabilities	(iv)	(6.0)	(3.5)	(4.1)	(7.6)
Net assets		1,365.6	787.1	21.7	808.8
Fair value and other reserves	(viii)	29.8	15.9	(3.6)	12.3
Revenue reserve	(ix)	500.8	307.7	25.8	333.5
Shareholders' funds		1,034.8	596.4	22.2	618.6
Minority interests		330.8	190.7	(0.5)	190.2
At 30 September 2003					
Property, plant and equipment	(i)	84.0	48.6	0.4	49.0
Leasehold land payments	(ii)	-	-	9.6	9.6
Interests in associates and joint ventures	(iii)	1,001.5	579.3	33.7	613.0
Debtors	(iv)	346.0	200.1	0.2	200.3
Creditors	(iv)	(160.0)	(92.5)	0.2	(92.3)
Deferred tax assets/(liabilities)	(v)	0.2	0.1	(3.6)	(3.5)
Other non-current liabilities	(iv)	(6.8)	(3.9)	(3.3)	(7.2)
Net assets		1,936.1	1,119.9	37.5	1,157.4
Fair value and other reserves	(viii)	83.5	46.6	(32.9)	13.7
Revenue reserve	(ix)	763.0	463.6	70.8	534.4
Shareholders' funds		1,607.4	929.8	37.9	967.7
Minority interests		328.7	190.1	(0.4)	189.7

(b) Reconciliation of Consolidated Profit and Loss for the nine months ended 30 September 2003

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
Depreciation and amortisation	(i)	(10.3)	(5.9)	(0.4)	(6.3)
Fair value changes in derivative financial instruments	(iv)	-	-	3.1	3.1
Share of results of associates and joint ventures (net of tax)	(iii)	271.6	155.3	10.3	165.6
Profit before tax		322.2	184.3	11.5	195.8
Tax		(19.5)	(11.2)	-	(11.2)
Profit attributable to:					
Shareholders		291.2	166.5	11.6	178.1
Minority interests		11.5	6.6	(0.1)	6.5

(c) **Reconciliation of Company Balance Sheet at 1 January 2003 and 30 September 2003**

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
At 1 January 2003					
Creditors	(iv)	(62.6)	(36.1)	(2.2)	(38.3)
Other non-current liabilities	(iv)	-	-	(3.9)	(3.9)
Net assets		1,116.0	643.2	(6.1)	637.1
Revenue reserve	(ix)	611.8	352.6	11.7	364.3
Shareholders' funds		1,116.0	643.2	(6.1)	637.1
At 30 September 2003					
Creditors	(iv)	(83.1)	(48.1)	0.2	(47.9)
Other non-current liabilities	(iv)	(0.8)	(0.5)	(3.3)	(3.8)
Net assets		1,480.0	856.1	(3.1)	853.0
Revenue reserve	(ix)	719.1	415.9	17.5	433.4
Shareholders' funds		1,480.0	856.1	(3.1)	853.0

(d) **Reconciliation of Company Profit and Loss for the nine months ended 30 September 2003**

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
Fair value changes in derivative financial instruments	(iv)	-	-	3.1	3.1
Translation reserve realised	(vii)	-	-	0.6	0.6
Profit before tax		148.4	84.9	3.7	88.6
Profit after tax		136.5	78.0	3.7	81.7

(e) **Notes to the reconciliation of Consolidated and Company balance sheets at 1 January 2003 and 30 September 2003 and Consolidated and Company profit and loss for the nine months to 30 September 2003**

Reference

(i)&(ii) Under the present policy, owner-occupied freehold land and buildings and the building component of leasehold properties are stated at valuation and depreciation is adjusted to reflect the changes in valuation. Under the previous policy, such assets were stated at cost and depreciated.

Leasehold land which are up-front payments to acquire long-term interests in owner-occupied properties are now classified under leasehold land payments and are stated at cost and amortised. Under the previous policy, payments for leasehold land were also stated at cost and amortised, but classified under property, plant and equipment.

(iii) Interests in associates and joint ventures were adjusted to reflect the fair value changes in biological assets, derivative financial instruments and the building component of owner-occupied leasehold properties which are now stated at fair value.

Under the previous policy, biological assets were carried at cost less amortisation, fair value changes of derivative financial instruments which do not qualify as cash flow hedges were not recognised, but disclosed in the financial statements. In addition, owner-occupied buildings were stated at cost less depreciation.

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(e) Notes to the reconciliation of Consolidated and Company balance sheets at 1 January 2003 and 30 September 2003 and Consolidated and Company profit and loss for nine months to 30 September 2003 (cont'd)

(iv) Debtors, creditors, other non-current assets and liabilities were adjusted to include fair value changes in current and non-current derivative financial instruments.

Under the present policy, outstanding foreign exchange forward contracts and interest rate swaps are carried at fair values. Fair value changes of derivative financial instruments that do not qualify as fair value hedges are recorded in the consolidated profit and loss account, changes in the fair value of derivative financial instruments that qualify as cash flow hedges are recorded in the hedging reserve. Trade creditors hedged by forward exchange contracts are translated at the balance sheet date rates and exchange adjustments are taken to the profit and loss accounts.

Under the previous policy, fair value changes of derivative financial instruments were not recognised, but disclosed in the financial statements and trade creditors hedged by forward exchange contracts were translated at the balance sheet date at the hedged rates.

(v) Deferred tax assets/(liabilities) were adjusted to reflect the effect of the changes in the accounting policies arising from the adoption of IFRS.

(vi) Under the present policy, investment properties are carried at fair value and the surplus or deficit is recognised in the consolidated profit and loss account. Under the previous policy, investment properties are carried at revalued amounts and the surplus or deficit is taken to the asset revaluation reserve. Where the deficit exceeds the surplus, the excess is taken to the consolidated profit and loss account.

(vii) The adjustment is due to the realisation of translation reserve. Under the previous policy, translation differences on monetary items, that in substance, form part of the Company's investment in a foreign entity, are taken directly to translation reserve. Under the present policy, such translation differences are taken to the profit and loss account.

(viii) The decrease in the fair value and other reserves arose mainly because the Group changed its policy to value its owner-occupied freehold land and buildings and the building component of leasehold properties. It also opted to use the "fair value as deemed cost" exemption, under which any revaluations carried out prior to 1 January 2002 are deemed as cost and any balance in the asset revaluation reserve is transferred to revenue reserve.

(ix) The change in revenue reserve is due mainly to the transfer of the balance in the asset revaluation reserve to the revenue reserve for investment properties as described in note (vi), the transfer of the asset revaluation reserve of other freehold land and buildings and the building component of leasehold properties to revenue reserve as described in note (viii) and fair value changes of derivative financial instruments.

3 Reconciliation between IAS 17 and IAS 40 and FRS 25

The following reconciliation of the differences between IAS 17 Leases ("IAS 17") and IAS 40 Investment Properties ("IAS 40") and Singapore's FRS 25 Accounting for Investments ("FRS 25") is disclosed as required by the Accounting and Corporate Regulatory Authority in approving the Company's application for the adoption of International Financial Reporting Standards.

The differences between IAS 17 and IAS 40 and FRS 25 arise from the accounting treatment of valuation changes in investment properties. Under IAS 40, investment properties are carried at fair value and changes in fair values are recognised directly in the consolidated profit and loss account. This contrasts with FRS 25 where the investment properties are carried at revalued amounts. The net surplus or deficit on revaluation is first taken to revaluation reserve unless the revaluation surplus is insufficient to cover the deficit, in which case, the amount by which the deficit exceeds the available surplus is charged to the consolidated profit and loss account. The surplus on revaluation not utilised at the date of the sale of investment properties is taken to the consolidated profit and loss account.

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3 **Reconciliation between IAS 17 and IAS 40 and FRS 25 (cont'd)**

	Investment properties US$m	Net assets US$m	Profit before tax US$m	Profit attributable to shareholders US$m	Earnings per share US¢
IFRS Group balances as at 30 September 2004	43.4	1,392.1	259.3	239.3	72.56
Effect of transfer of fair value changes to asset revaluation reserve on:					
- profit before tax	-	-	2.3	2.3	
- tax	-	-	-	-	
- minority interests	-	-	-	(0.8)	
FRS 25 Group adjusted balances as at 30 September 2004	43.4	1,392.1	261.6	240.8	73.01

4 **Profit before tax**

	Group					
	Three months ended			Nine months ended		
	30.9.04 US$m	30.9.03 US$m	*Change %*	**30.9.04 US$m**	30.9.03 US$m	*Change %*
Profit before tax is determined after Including:						
Interest expense	**(1.0)**	(3.3)	*- 70*	**(3.5)**	(11.6)	*- 70*
Interest income	**0.7**	0.9	*- 22*	**2.1**	2.1	*-*
Depreciation and amortisation	**(1.6)**	(1.8)	*-11*	**(7.2)**	(6.3)	*14*
Write-down of fixed assets	**-**	-	*-*	**(0.3)**	-	*100*
Writeback/(provision) for stock obsolescence	**1.3**	2.4	*- 46*	**0.4**	(0.5)	*nm*
Writeback/(provision) for doubtful debts	**0.1**	1.0	*- 90*	**(0.8)**	0.6	*nm*
Writeback/(provision) for warranty and goodwill	**(1.7)**	4.3	*nm*	**(5.6)**	(0.7)	*700*
Net exchange gain/(loss)	**(0.1)**	0.9	*nm*	**0.3**	4.8	*- 94*
Profit/(loss) on:						
- sale of property, plant and equipment	**0.1**	5.8	*-98*	**1.2**	5.6	*-79*
- sale of investment properties	**-**	(0.3)	*- 100*	**(0.9)**	(0.3)	*200*
- sale of subsidiaries	**2.5**	(16.2)	*nm*	**26.6**	(16.2)	*nm*
- sale of an associate	**-**	-	*-*	**0.9**	-	*100*
Write-down in value of investment properties	**-**	-	*-*	**(19.3)**	(4.6)	*320*
Fair value changes of derivative financial instruments	**(0.2)**	1.7	*nm*	**(0.3)**	3.1	*nm*
Share-based payment	**-**	-	*-*	**(0.4)**	-	*100*
Share of associates'						
- exchange gain/(loss) on foreign currency debts	**1.5**	(2.8)	*nm*	**(0.5)**	7.6	*nm*
- gain on sale of investments	**8.7**	34.1	*-75*	**21.0**	31.6	*- 34*
- gain on debt buyback	**-**	-	*-*	**-**	6.6	*- 100*
- fair value adjustment of biological assets	**-**	(0.2)	*- 100*	**-**	8.5	*- 100*
Negative goodwill on acquisition of shares in a subsidiary	**3.1**	-	*100*	**3.1**	-	*100*

nm: *not meaningful*

5 **Tax**

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies operate after taking into account non-deductible expenses and group tax relief. The Group's higher effective tax rate in the third quarter of 2003 was due mainly to losses on investments not deductible for tax purpose.

6 **Earnings per share**

	Group			
	Three months ended		**Nine months ended**	
	30.9.04	30.9.03	**30.9.04**	30.9.03
	US$m	US$m	**US$m**	US$m
Basic earnings per share				
Profit attributable to shareholders	**87.1**	75.5	**239.3**	178.1
Weighted average number of ordinary shares in issue (millions)	**332.3**	289.6	**329.8**	273.7
Basic earnings per share	**US¢26.21**	US¢26.07	**US¢72.56**	US¢65.07
Diluted earnings per share				
Profit attributable to shareholders	**87.1**	75.5	**239.3**	178.1
Weighted average number of ordinary shares in issue (millions)	**332.3**	289.6	**329.8**	273.7
Adjustment for assumed conversion of share options (millions)	**0.6**	0.7	**0.5**	0.6
Weighted average number of ordinary shares for diluted earnings per share (millions)	**332.9**	290.3	**330.3**	274.3
Diluted earnings per share	**US¢26.16**	US¢26.01	**US¢72.45**	US¢64.93
Underlying earnings per share				
Underlying profit attributable to shareholders	**72.9**	54.1	**202.3**	147.6
Basic underlying earnings per share	**US¢21.94**	US¢18.68	**US¢61.34**	US¢53.93
Diluted underlying earnings per share	**US¢21.90**	US¢18.64	**US¢61.25**	US¢53.81

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6 **Earnings per share (cont'd)**

A reconciliation of the profit attributable to shareholders and underlying profit is as follows:

Three months ended 30 September	**2004 US$m**	2003 US$m	*Change %*
Profit attributable to shareholders	**87.1**	75.5	*15*
Less: Exceptional items			
Share of associates':			
- gain on sale of investments	**8.7**	34.1	*- 74*
- fair value adjustment of biological assets	**-**	(0.2)	*- 100*
Negative goodwill on acquisition of shares in a subsidiary	**3.1**	-	*100*
Profit on sale of Australian properties	**-**	3.8	*- 100*
Loss on exit from Australian operations	**-**	(14.4)	*- 100*
Profit on sale of New Zealand subsidiaries	**2.5**	-	*100*
Loss on sale of investment properties	**(0.1)**	(0.2)	*-50*
Loss on liquidation of a subsidiary	**-**	(1.7)	*- 100*
	14.2	21.4	*- 34*
Underlying profit	**72.9**	54.1	*35*

Nine months ended 30 September	**2004 US$m**	2003 US$m	*Change %*
Profit attributable to shareholders	**239.3**	178.1	*34*
Less: Exceptional items			
Share of associates':			
- gain on sale of investments	**21.0**	31.6	*- 34*
- gain on debt buyback	**-**	6.6	*- 100*
- fair value adjustment of biological assets	**-**	8.5	*- 100*
Negative goodwill on acquisition of shares in a subsidiary	**3.1**	-	*100*
Goodwill on acquisition of shares in an associate	**(0.7)**	-	*100*
Profit on sale of an associate	**0.9**	-	*100*
Profit on sale of Australian properties	**-**	3.8	*- 100*
Loss on exit from Australian operations	**-**	(14.4)	*- 100*
Profit on sale of New Zealand subsidiaries	**26.0**	-	*100*
Write-down in value of investment properties	**(12.7)**	(3.7)	*243*
Loss on sale of investment properties	**(0.6)**	(0.2)	*200*
Loss on liquidation of a subsidiary	**-**	(1.7)	*- 100*
	37.0	30.5	*21*
Underlying profit	**202.3**	147.6	*37*

7 **Borrowings**

	Group	
	At 30.9.04 US$m	At 31.12.03 US$m
Borrowings due within one year:		
- secured	**-**	16.1
- unsecured	**165.7**	243.7
	165.7	259.8
Borrowings due after one year:		
- secured	**42.2**	57.7
- unsecured	**5.6**	5.6
	47.8	63.3
Total borrowings	**213.5**	323.1

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to US$218.4 million (31.12.03: US$240.2 million).

8 Cash flows from operating activities

	Group			
	Three months ended		Nine months ended	
	30.9.04	30.9.03	**30.9.04**	30.9.03
	US$m	US$m	**US$m**	US$m
Profit before tax	**95.7**	82.6	**259.3**	195.8
Adjustments for:				
Net financing charges	**0.3**	0.7	**1.5**	6.9
Share of associates' and joint ventures' results	**(78.0)**	(70.6)	**(195.5)**	(165.6)
Depreciation and amortisation	**1.6**	1.8	**7.2**	6.3
Foreign exchange translation difference	**4.9**	0.1	**1.1**	19.8
(Profit)/loss on sale of property, plant and equipment	**(0.1)**	(5.8)	**(1.2)**	(5.6)
Loss on sale of investment properties	**-**	0.3	**0.9**	0.3
(Profit)/loss on sale of subsidiaries	**(2.5)**	16.2	**(26.6)**	16.2
Profit on sale of an associate	**-**	-	**(0.9)**	-
Writeback in provision for warranty	**-**	(6.3)	**-**	(6.3)
Negative goodwill on acquisition of shares in a subsidiary	**(3.1)**	-	**(3.1)**	-
Write-down in value of investment properties	**-**	-	**19.3**	4.6
Share-based payment	**-**	-	**0.4**	-
Write-down of fixed assets	**-**	-	**0.3**	-
	(76.9)	(63.6)	**(196.6)**	(123.4)
Operating profit before working capital changes	**18.8**	19.0	**62.7**	72.4
Changes in development properties for sale (excluding interest capitalised during the period)	**(12.5)**	57.1	**(9.5)**	(7.0)
Changes in working capital:				
Stocks	**(29.5)**	18.4	**20.7**	56.1
Debtors	**18.8**	(41.5)	**24.7**	(5.2)
Creditors	**9.4**	47.3	**3.2**	22.9
Retention money payable	**0.7**	0.3	**1.3**	0.7
Cash flows from operations	**5.7**	100.6	**103.1**	139.9

9 Discontinuing operations and non-current assets held for sale

The Group's subsidiaries, namely 83.6% owned subsidiary, CCL (Cyclecarri) Properties Sdn Bhd and 65.6% owned subsidiary, MCL Land (78 SW) Pte Ltd have entered into agreements to sell Wisma Cyclecarri in Malaysia for RM140 million (US$36.8 million) and 78 Shenton Way in Singapore for S$151 million (approximately US$88 million), respectively. The sale of 78 Shenton Way was completed in October 2004 while the completion of the sale of Wisma Cyclecarri remains subject to the fulfillment of all conditions precedent in the sale and purchase agreement.

The sale of these properties forms part of the Group's strategy of selling investment properties and focusing on development properties.

9 Discontinuing operations and non-current assets held for sale (cont'd)

	Group			
	Three months ended		**Nine months ended**	
	30.9.04	30.9.03	**30.9.04**	30.9.03
	US$m	US$m	**US$m**	US$m
Operating profit of discontinuing operations:				
Revenue	**2.4**	45.6	**92.2**	134.3
Operating expenses	**(0.4)**	(40.5)	**(80.6)**	(119.4)
Operating profit	**2.0**	5.1	**11.6**	14.9
Net financing charge	**0.1**	(0.4)	**(0.4)**	(1.4)
Profit before tax	**2.1**	4.7	**11.2**	13.5
Tax	**(0.9)**	(0.8)	**(2.6)**	(3.1)
Profit after tax	**1.2**	3.9	**8.6**	10.4
Profit on disposal of discontinued operations:				
Sale of New Zealand operations	**2.5**	-	**26.0**	-
Sale of an investment property	**-**	-	**0.2**	-
Write-down in value of investment properties held for sale to fair value less costs to sell	**-**	-	**(19.3)**	(4.6)
Total profit after tax from discontinuing operations	**3.7**	3.9	**15.5**	5.8
Cashflow of discontinuing operations:				
Operating cash flows	**1.0**	6.9	**4.7**	10.7
Investment cash flows	**-**	(0.3)	**38.8**	(1.2)
Financing cash flows	**(11.0)**	(1.2)	**(39.7)**	(2.9)
Total cash inflows/(outflows)	**(10.0)**	5.4	**3.8**	6.6

The major assets and liabilities of the segment were as follows:

	Group
	As at
	30.9.04
	US$m
Property, plant and equipment	**1.0**
Investment properties	**123.7**
Total assets	**124.7**
Creditors	**2.5**
Total liabilities	**2.5**
Net assets	**122.2**

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10 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 1,180,400 as at 30 September 2004 (30.9.03: 2,280,900).

Between 1 July 2004 and 30 September 2004, 351,000 ordinary shares were issued for cash to executives who exercised the options granted under the CCL Executives' Share Option Schemes to subscribe for shares of S$1.00 each in the capital of the Company at the exercise prices of S$2.33, S$2.467, S$2.907, S$2.927 and S$5.699 per share.

On 5 July 2004, 3,277,293 ordinary shares were issued to shareholders who had elected to participate in the Jardine Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend of US$0.07 per ordinary share less 20% Singapore income tax for the financial year ended 31 December 2003.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 1 July 2004 and 30 September 2004.

11 Interested person transactions

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	US$m	US$m
Three months ended 30 September 2004		
Jardine Matheson Limited - management consultancy services	-	0.5
Cycle & Carriage Bintang Berhad - management services	0.1	-
	0.1	0.5
Nine months ended 30 September 2004		
Jardine International Motors (Mauritius) Limited - purchase of 33.7% interest in PT Tunas Ridean Tbk	19.8	-
J. I. Motor Holdings B.V. - purchase of 12.3% interest in Cycle & Carriage Bintang Berhad	10.9	-
Jardine Matheson Limited - management consultancy services	-	1.1
Jardine Matheson (Singapore) Ltd - sale of a motor vehicle	-	0.2
Jardine OneSolution (2001) Pte Ltd - engagement of IT services	-	0.2
Cycle & Carriage Bintang Berhad - rental of property	-	0.1
- management services	0.1	-
	30.8	1.6

12 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 6 of this report.

No other significant transaction or event has occurred between 1 October 2004 and up to the date of this report, except that the partnership of Astra and Standard Chartered PLC had been successful in a joint bid to acquire a controlling interest of 51% in PT Bank Permata Tbk from the Indonesian Government's Asset Management Company, PT Perusahaan Pengelola Aset.

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For further information, please contact:
Jardine Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

The full text of the Financial Statements and Dividend Announcement for the nine months ended 30 September 2004 can be accessed through the internet at 'www.jcclgroup.com'.